

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2012

Via E-mail
Mr. Thomas A. Dineen
Chief Financial Officer
Sturm, Ruger & Company, Inc.
Lacey Place
Southport, CT 06890

> **Re:** **Sturm, Ruger & Company, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 22, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 15, 2012**
> **Forms 10-Q for the Fiscal Quarter Ended March 31, 2012**
> **Filed May 1, 2012**
> **File No. 1-10435**

Dear Mr. Dineen:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1A – Risk Factors, page 10

1.   We note that there has been a substantial increase in demand for your products in recent years, as well as a notable increase in demand for firearms in general. We further note that you have cited significant increases in retail demand and its effect on your backlog in your prior Forms 10-K, including in your Form 10-K for the fiscal year ended December 31, 2009. In addition, we note that the substantial increase in demand caused you to suspend orders from March 21, 2012 through May 29, 2012. In future filings, please include a risk factor disclosing the material risks to your results of operations that may result from the fluctuations in demand and your ability to meet customer orders.

<u>Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18</u>

<u>Cost of Products Sold and Gross Profit, page 21</u>

2.   We note that in response to comment four of our letter dated May 24, 2010 you agreed that in future filings you would expand your discussion and analysis, where possible, to identify and disclose the impact that your raw materials, and any other major cost drivers, had on cost of products sold from period-to-period. However, it does not appear that you have identified or quantified, where possible, the major factors impacting cost of products sold. Please include this analysis in future filings.

<u>Selling, General and Administrative, page 23</u>

3.   We note that in response to comment five of our letter dated May 24, 2010 you agreed that in future filings you would quantify the material underlying components of the changes in your selling, general and administrative expenses. It does not appear that you have quantified such components. In future filings, please quantify the material components.

<u>Item 8 – Financial Statements and Supplementary Data, page 41</u>

<u>Note 14 – Operating Segment Information, page 63</u>

4.   In future filings, please expand your disclosure to provide product line disclosures as required by ASC 280-10-50-40. We would expect a breakdown of product line revenues consistent with the categories of firearms depicted on your website.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Compensation Discussion and Analysis, page 19</u>

<u>How Does the Company Determine the Amount/Formula for Each Element?, page 21</u>

5.   We note that in response to comment 13 of our letter dated May 24, 2010 you agreed to revise your disclosure to clarify how you determine whether each element of compensation is competitive within the "market as a whole," and that you provided us with draft disclosure showing how you would present the disclosure in future filings. However, the disclosure referencing the "market as a whole" continues to appear in your proxy statement. Please revise this disclosure in future filings to discuss how you determine whether each element of compensation is competitive within the "market as a whole" and clarify what you mean by "market as a whole."

6.   We note your disclosure that that the Compensation Committee used benchmarking reports to analyze the compensation of the named executive officers, and that the reports discussed how your compensation program compared with those of peer companies. We further note your disclosure on page 24 that Mr. Fifer's compensation was based on an analysis of competitive compensation at other public reporting companies. Please clearly state whether you engaged in benchmarking and, if so, please identify the benchmark and the component companies included in the peer group, and disclose where actual payments fell within targeted parameters. To the extent actual compensation was outside the targeted range, please explain why. See Item 402(b)(1)(v) and (b)(2)(xiv) of Regulation S-K.

How are Bonuses and Profit Sharing Determined?, page 22

How are Equity Compensation Awards Determined?, page 22

2011 Target Compensation Table, page 26

7.   We note that in response to comment 18 of our letter dated May 24, 2010 you agreed to disclose how you determine the target compensation value for each named executive officer. While we note that you have included a table showing the targets established for each of the named executive officers, your disclosure regarding how you determined the amount of the targets appears largely unchanged from your proxy statement filed on March 15, 2010. Please revise this disclosure in future filings to explain specifically how you determine the target compensation values for each of your named executive officers and for each type of compensation.

2011 Incentive Compensation Pre-Determined Goals Table, page 27

8.   In future filings, please include a comprehensive discussion of how you calculate non-equity incentive compensation awards and performance-based stock awards. For example, we note your disclosure on page 27 that the pre-established performance goal for non-equity incentive compensation is AOP of $35 million, and that the actual results achieved by the company were 183% of the target goal. However, it is unclear how you determined the actual payout under this plan. For example, is it a strict linear correlation? Is there a maximum or minimum amount that will be paid out under this plan? We note that it is similarly unclear as to how you calculated the amount of the stock awards for each named executive officer. Please include a comprehensive discussion of how you calculate such awards in your future filings.

2011 Summary Compensation Table, page 28

9.   We note that in 2011 the named executive officers were granted time-based stock awards that represent a substantial portion of the named executive officers' total 2011 compensation. It appears that the only discussion of these awards is on page 22 where

you note that the awards were to mitigate recruiting efforts by competitors. Please advise us as to how you determined the amount of the time-based stock awards and how this award fit into your overall compensation objectives. Please also include such disclosure in future filings. See Item 402(b)(1)(v)-(vi) of Regulation S-K.

Grants of Plan-Based Awards, page 30

10.   In future filings, please include all awards made under your performance-based non-equity incentive plan in the Grants of Plan-Based Awards table. Please also include the threshold, target and maximum amount of the payouts for the non-equity incentive plan awards and the performance-based restricted stock unit awards. See Item 402(c) of Regulation S-K.

Outstanding Equity Awards and Fiscal Year End 2011 Table, page 31

11.   We note that you have reported the performance-based RSUs that were awarded in 2011 in the column entitled "Number of Shares or Units of Stock That Have Not Vested." Please advise why you have not reported the RSUs under "Equity Incentive Plan Awards: Number of Unearned Shares or Units That Have Not Vested."

Form 10-Q for the Fiscal Quarter Ended March 31, 2012

Item 1. Financial Statements, page 3

Note 11 – Contingent Liabilities, page 13

Summary of Claimed Damages and Explanation of Product Liability Accruals, page 14

12.   In your conclusion regarding your litigation, you state that "it is not probable and is unlikely that litigation, including punitive damage claims, will have a material adverse effect on the financial position of the company, but may have a material impact on the Company's financial results for a particular period." Additionally, you stated that except with regard to product liability case, in which a dollar amount of damages is claimed, "a range of reasonably possible loss relating to unfavorable outcomes cannot be made." In this regard:

*   Please revise future filings and clarify to us whether your "unlikely" statement implies that it is reasonably possible or remote that litigation will not have a material adverse effect on the financial position of the company;

*   Please advise us, and revise future filings, to specifically state how your assessment of materiality extends to your results of operations and cash flows.

- To the extent that you still conclude that it is reasonably possible that a loss exceeding amounts already recognized may have been incurred, but for which you cannot estimate the reasonably possible additional loss or range of loss, except with regard to certain product liability matters, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to make an estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please include your proposed disclosures in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot at (202) 551- 3442 or Jay Ingram at (202) 551-3397 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief